Ballard Power Systems Inc.

News Release

Anglo American Platinum Limited Converts Promissory Note into Investment in Ballard

For Immediate Release – March 14, 2014

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced that Anglo American Platinum Limited has converted its $4 million non-interest bearing promissory note into common shares, as per the terms of an agreement announced on March 3, 2013. This strategic investment, made through Anglo American Platinum’s PGM Development Fund, supports continued development and commercial advancement of Ballard’s fuel cell production.

Andrew Hinkly, Anglo American Platinum Executive Head of Marketing said, “With demand for platinum-based fuel cells forecast to grow significantly, we see value in a strategic relationship with Ballard through this equity investment. We continue to partner with Ballard on product development and commercialization initiatives for new fuel cell applications, the key focus being the development of a fuel cell home generator, intended to address the need for cost-effective power generation in rural South African communities.”

As part of this development initiative, a prototype methanol-fuelled mini-grid system will be deployed in Q2 2014 in a 12-month field trial designed to validate the technical and operating requirements of a home generator product for off-grid applications in South Africa. Development work on a new lower cost methanol fuel reformer and longer life fuel cell stack for a commercial version of the home generator will continue in parallel with the field trial. This work will also be leveraged in Ballard’s commercial telecom backup power systems.

John Sheridan, President and CEO of Ballard Power Systems said, “We are pleased Anglo American Platinum, an influential global corporation, has taken this step to reaffirm its partnership with Ballard.”

The South African government last year announced its support for this project and for the home generator field trials, reinforcing its commitment to the country’s fuel cell industry. South Africa holds 75% of the world’s supply of platinum, a key component of Ballard’s proton exchange membrane fuel cell products. Platinum-based fuel cells provide a significant economic and environmental development opportunity for South Africa by facilitating the provision of clean, reliable and cost-effective power while also enabling job creation.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning product development activities, market adoption for our products, the impact on those markets and business development opportunities. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com